EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

November 26, 2012	No. 12-12

Avalon Reports Increased Measured Resources for the
Nechalacho Rare Earth Elements Deposit, Thor Lake,
NWT, Canada

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to announce an updated resource estimate for the Nechalacho Rare Earth Elements Deposit, Thor Lake, NWT (the “Nechalacho Deposit”) which is effective as of November 21, 2012. The estimate, prepared by Avalon geologists and independently audited by Roscoe Postle Associates Inc. (“RPA”), is based on the assays from all drilling completed up to August 27, 2012. The updated resource estimate further increases mineral resources in the Nechalacho Deposit at the key Measured level of confidence.

The updated NI 43-101 technical report prepared by RPA, dated August 25, 2011(the “RPA Technical Report”), recommended preparation of a mine plan for the Basal Zone part of the Nechalacho Deposit. This resource estimate for the Basal Zone (Table 1) will serve as the basis for the mine plan and reserves estimate in the Feasibility Study (“FS”) currently in preparation and scheduled for completion in Q2 2013. An updated resource estimate is also provided for the Upper Zone of the Nechalacho Deposit in Table 2, although it does not form part of the mine plan in the RPA Technical Report.

The updated estimate is highlighted by an increase in Measured Mineral Resources in the Basal Zone to 10.88 million tonnes grading 1.67% TREO1, 0.38% HREO and 22.91% HREO/TREO2 at the revised base case cut-off of US$320 NMR3 per tonne, compared to C$260 NMR per tonne used in the previous resource estimate. The revised base case cut-off reflects anticipated higher overall operating costs based on preliminary estimates of including separation and refining costs in the development model to be incorporated in the FS. The increase in measured resources ensures that a high proportion of the resources applicable to the mineral reserves to be used in the FS mine plan will be at the highest level of confidence.

The breakdown of the resource estimate grades for the individual rare earth element oxides is provided in Table 3.

The presence of a high grade sub-zone within the Basal Zone resource is apparent when higher NMR cut-offs are applied, as was highlighted previously in the Company’s news release dated

 1 HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3. TREO (Total Rare Earth Oxides) is HREO plus: La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3.
2 HREO/TREO is the percentage proportion of rare earths that are HREO.
3 NMR is defined as "Net Metal Return" or the in situ value of all payable metals, net of estimated metallurgical recoveries and off-site processing costs.

July 10, 2012. For example, at the higher NMR cut-off of $800 estimated combined Measured and Indicated Mineral Resources total 18.57 million tonnes of 2.19% TREO, 0.57% HREO and 25.78% HREO/TREO (Table 1). The mine plan in the FS will be designed to maximize the exploitation of higher grade resources in the early years of mining.

Despite the use of a higher NMR cut-off in the base case, the base case updated resource estimate for the Basal Zone shows only a slight decrease in the total Measured and Indicated Mineral Resources to 65.83 million tonnes of 1.57% TREO and 21.86% HREO/TREO compared to 72.66 million tonnes of 1.53% TREO and 21.5% HREO/TREO reported previously for the Basal Zone in the news release dated July 10, 2012.

The mineral resource estimate was prepared Benjamin Webb, Senior Resource Geologist, Avalon Rare Metals Inc., under the supervision of the Company’s Vice-President, Exploration, William Mercer, Ph.D., P.Geo. (Ont), P. Geo. (NWT) who is the QP for Avalon for this news release. An independent audit of the estimate was completed by Tudorel Ciuculescu, P. Geo., Senior Geologist, RPA. Drilling operations are being performed by a third party drilling company under the supervision of a consulting Professional Geologist. William Mercer is also providing overall direction on the project and monitoring of the QA/QC on the laboratory analyses. (see the RPA Technical Report, dated August 25, 2011, for QA/QC procedures).

About Avalon Rare Metals Inc.
Avalon Rare Metals Inc. is a mineral development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding: 103,621,986. Cash resources: approximately $27 million. To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com. For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Don Bubar, President at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “scheduled”, “anticipates”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements contained herein include, without limitation the expected timing for the completion of the Nechalacho feasibility study; anticipated higher operating costs based on preliminary estimates; and the expectation that the mine plan design will maximize the exploitation of higher grade resources in the early years of mining. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to: Avalon’s ability to secure sufficient capital to implement its business plans, Avalon’s ability to complete its FS within the timeframe anticipated; the final results on which the FS will be based on; uncertainties associated with Avalon’s resource and reserve estimates; uncertainties regarding global supply and demand for rare earth materials; the results and estimates set out in the separation plant prefeasibility study proving to be inaccurate; and uncertainties associated with unanticipated geological conditions related to mining. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.

Table 1: Nechalacho Deposit Measured, Indicated and Inferred Mineral Resources for Basal Zone by NMR Cut-Off Value with the Base Case $320/tonne NMR Cut-Off .
Category and Zone	NMR Cut-Off	Tonnes	TREO	HREO	HREO/TREO	ZrO2	Nb2O5	Ta2O5
	($USD)	(millions)	(%)	(%)	(%)	(%)	(%)	(%)
Measured
Basal	≥320	10.88	1.67	0.38	22.91	3.13	0.41	0.04
Basal	≥600	6.75	1.98	0.49	24.76	3.79	0.48	0.05
Basal	≥800	4.00	2.23	0.59	26.51	4.31	0.54	0.06
Basal	≥1000	1.99	2.52	0.70	27.67	4.90	0.61	0.06

Indicated
Basal	≥320	54.95	1.54	0.33	21.63	3.01	0.40	0.04
Basal	≥600	30.03	1.88	0.45	23.88	3.66	0.47	0.05
Basal	≥800	14.57	2.18	0.56	25.57	4.21	0.53	0.06
Basal	≥1000	5.72	2.52	0.67	26.58	4.79	0.60	0.06

Measured + Indicated
Basal	≥320	65.83	1.57	0.34	21.86	3.03	0.40	0.04
Basal	≥600	36.78	1.90	0.46	24.05	3.68	0.47	0.05
Basal	≥800	18.57	2.19	0.57	25.78	4.23	0.53	0.06
Basal	≥1000	7.71	2.52	0.68	26.86	4.82	0.60	0.06

Inferred
Basal	≥320	59.89	1.28	0.25	19.59	2.70	0.36	0.03
Basal	≥600	18.68	1.69	0.37	22.14	3.33	0.45	0.04
Basal	≥800	4.75	2.03	0.51	25.28	3.88	0.51	0.05
Basal	≥1000	1.10	2.47	0.63	25.44	4.24	0.56	0.06

Notes:
1)	CIM definitions were followed for Mineral Resources.
2)	The Qualified Person for this Mineral Resource estimate is William Mercer, PhD, P.Geo. (Ontario), P. Geo.(NWT) VP, Exploration, Avalon Rare Metals Inc.
3)	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
4)	TREO (Total Rare Earth Oxides) is HREO plus: La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3.
5)
Rare earths were valued at an average net price of US$38/kg, ZrO2 at US$3.77/kg, Nb2O5 at US$56/kg, and Ta2O5 at US$256/kg. Average REO price is net of metallurgical recovery and payable assumptions for contained rare earths, and will vary according to the proportions of individual rare earth elements present. This average price is based on the individual price set used in the RPA Technical Report, except for four changes applicable to individual oxides reflecting present and projected 2016 markets:

a.	La2O3, Ce2O3 and Sm2O3 reduced 50% to $8.75, $6.23 and $6.75 per kg respectively.
b.	Y2O3 increased 140% to $67.25/kg.
c.
Remaining rare earth prices are unchanged at Pr2O3 at $75.20, Nd2O3 at $76.78, Eu2O3 at $1392.57, Gd2O3 at $54.99, Tb2O3 at $1055.70, Dy2O3 at $688.08, Ho2(CO3)3 at $66.35, Er2O3 at $48.92, Lu2O3 at $522.83.

6)	An exchange rate of US$1.00 = C$1.05 was used.
7)
A cut-off NMR value of US$320 per tonne was used. NMR is defined as "Net Metal Return" or the in situ value of all payable metals, net of estimated metallurgical recoveries and off-site processing costs.

8)	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide.

9)	See Table 2 for summary of resources in Basal and Upper zones at NMR $320 cut-off.
10)	See Table 3 for individual rare earth oxide details.

Table 2: Nechalacho Deposit Mineral Resources at the Base Case $320/tonne NMR Cut-Off
Category	Zone	Tonnes	TREO	HREO	HREO/ TREO	ZrO2	Nb2O5	Ta2O5
		(millions)	(%)	(%)	(%)	(%)	(%)	(%)
Measured	Basal	10.88	1.67	0.38	22.91	3.13	0.41	0.04
	Upper	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total Measured		10.88	1.67	0.38	22.91	3.13	0.41	0.04
Indicated	Basal	54.95	1.54	0.33	21.63	3.01	0.40	0.04
	Upper	55.61	1.42	0.14	10.10	1.92	0.28	0.02
Total Indicated		110.56	1.48	0.24	16.08	2.46	0.34	0.03
Measured and Indicated	Basal	65.83	1.57	0.34	21.86	3.03	0.40	0.04
	Upper	55.61	1.42	0.14	10.10	1.92	0.28	0.02
Total Measured and Indicated		121.44	1.50	0.25	16.77	2.52	0.34	0.03
Inferred	Basal	59.89	1.28	0.25	19.59	2.70	0.36	0.03
	Upper	122.12	1.28	0.13	9.77	2.21	0.32	0.02
Total Inferred		182.01	1.28	0.17	13.01	2.37	0.33	0.02

Table 3: Nechalacho Deposit Measured, Indicated and Inferred Rare Earth Oxide Grades at the Base Case $320/tonne NMR Cut-Off
Category	Zone	Tonnes (millions)	La2O3 (%)	Ce2O3 (%)	Nd2O3 (%)	Sm2O3 (%)	Eu2O3 (%)	Gd2O3 (%)	Tb2O3 (%)	Dy2O3 (%)	Ho2O3 (%)	Er2O3 (%)	Tm2O3 (%)	Yb2O3 (%)	Lu2O3 (%)	Y2O3 (%)
Measured	Basal	10.88	0.263	0.589	0.293	0.065	0.0081	0.059	0.0091	0.047	0.008	0.022	0.003	0.017	0.002	0.206
	Upper	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total Measured		10.88	0.263	0.589	0.293	0.065	0.0081	0.059	0.0091	0.047	0.008	0.022	0.003	0.017	0.002	0.206
Indicated	Basal	54.95	0.251	0.557	0.274	0.059	0.0073	0.053	0.0080	0.041	0.007	0.018	0.002	0.014	0.002	0.181
	Upper	55.61	0.268	0.594	0.284	0.054	0.0058	0.039	0.0042	0.016	0.002	0.005	0.001	0.004	0.001	0.065
Total Indicated		110.56	0.259	0.576	0.279	0.057	0.0065	0.046	0.0061	0.029	0.005	0.012	0.002	0.009	0.001	0.123
Measured and Indicated	Basal	65.83	0.253	0.562	0.277	0.060	0.0074	0.054	0.0082	0.042	0.007	0.019	0.002	0.015	0.002	0.185
	Upper	55.61	0.268	0.594	0.284	0.054	0.0058	0.039	0.0042	0.016	0.002	0.005	0.001	0.004	0.001	0.065
Total Measured and Indicated		121.44	0.260	0.577	0.281	0.057	0.0067	0.047	0.0063	0.030	0.005	0.013	0.002	0.010	0.001	0.130
Inferred	Basal	59.89	0.210	0.474	0.239	0.049	0.0060	0.044	0.0063	0.031	0.006	0.013	0.002	0.011	0.002	0.132
	Upper	122.12	0.231	0.553	0.258	0.047	0.0051	0.034	0.0035	0.014	0.002	0.005	0.001	0.004	0.001	0.057
Total Inferred		182.01	0.225	0.527	0.252	0.047	0.0054	0.037	0.0044	0.020	0.003	0.007	0.001	0.006	0.001	0.081